UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

The Company announced its fiscal 2010 financial results in a press release dated November 30, 2010.  All reported results are in Canadian dollars in accordance with applicable securities requirements in Canada. Please see the press release attached hereto for further details.

Copies of the Company’s consolidated financial statements, management’s discussion and analysis, annual information form, and officers’ certificates for its year ended August 31, 2010, as filed in Canada on SEDAR, are also attached hereto.

EXHIBITS

Number	Description of Exhibit

99.1	News Release dated November 30, 2010 – “CIBT Reports Fiscal 2010 Results”
99.2	Annual Information Form
99.3	Audited Consolidated Financial Statements for the year ended August 31, 2010
99.4	Management’s Discussion and Analysis for the year ended August 31, 2010
99.5	Form 52-109F1 – Certification of Annual Filings – CEO
99.6	Form 52-109F1 – Certification of Annual Filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: December 1, 2010	By:	/s/ Toby Chu
Toby Chu
President and Chief Executive Officer